Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES ADJOURNMENT OF ITS ANNUAL
GENERAL MEETING

Tel-Aviv, Israel, October 17, 2007, Elbit Medical Imaging Ltd. (TASE, NASDAQ: EMITF) (“EMI” or the “Company”) announced today that the annual general meeting of EMI’s shareholders convened on October 17, 2007 and the shareholders present at the meeting resolved to adjourn EMI’s annual general meeting to Thursday, November 1, 2007 at 1:00 p.m. (Israel time).  The adjourned meeting will be held at EMI’s offices at 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel.  The resolution to adjourn the meeting was passed upon a proposal made by the chairman of the meeting in light of recent discussions between EMI and institutional investors shareholders regarding proposals on the agenda of the meeting and EMI’s desire to finalize the discussions before the resolutions are presented to the Company’s shareholders.

The agenda for the adjourned meeting, and the record date of the close of business on September 11, 2007 for the shareholders entitled to vote at the meeting, will remain unchanged.  For information regarding the agenda at the adjourned meeting, see EMI’s proxy statement as submitted on Form 6-K with the U.S. Securities and Exchange Commission and filed with the Israeli Securities Authority, in each case, on September 6, 2007.

The provisions of EMI’s proxy statement, dated September 6, 2007 (other than the date and time of the annual general meeting), shall apply also to EMI’s adjourned meeting.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006,  filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki, President	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com

Dudi Machlof, CFO
Elbit Medical Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com